May 3, 2013

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3628

Re:	Nationstar Mortgage Holdings, Inc.

Registration Statement on Form S-4 (the “Registration Statement”)

Filed April 1, 2013

File No. 333-187643-07

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Annual Report”)

Filed March 15, 2013

File No. 001-35449

Nationstar Mortgage LLC

Registration Statement

Filed April 1, 2013

File No. 333-187643

Dear Mr. Windsor,

On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”), Nationstar Mortgage Holdings Inc. (the “Public Company”) and each of the other guarantors listed in the Registration Statement (the “Additional Guarantors” and, together with the Issuers and the Public Company, the “S-4 Registrants”), with respect to the Registration Statement, and on behalf of the Public Company, with respect to the Annual Report, set forth below are responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated April 25, 2013.

The S-4 Registrants have filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Capitalized terms used, but not defined in Sections I and II herein have the meanings assigned to such terms in Amendment No. 1 and the Annual Report, respectively. Unless otherwise indicated, all page references in the response in Section I are to the pages of Amendment No. 1.

Christian Windsor, Esq.

Securities and Exchange Commission

p. 2

I. Registration Statement

General

1.	We note your discussion of the material tax consequences of the exchange offer. In accordance with Item 601(b)(8) of Regulation S-K, please provide an opinion supporting the consequences of the exchange to holders of unregistered notes described in the filing.

Response:

The S-4 Registrants believe that the tax consequences of the proposed transaction are not “material” to holders of Old Notes within the meaning of Item 601(b)(8) of Regulation S-K. The terms of the Old Notes are identical to those of the New Notes. As stated on page 246, under U.S. tax law the exchange of identical notes is not taxable to holders and this conclusion is widely understood in the markets. Therefore, it is certain that the exchange of Old Notes for New Notes will not constitute a taxable event for U.S. federal income tax purposes, and S-4 Registrants believe that holders would not view as material the S-4 Registrants’ discussion of that conclusion or, more generally, the tax consequences of the transaction. Furthermore, it is atypical to provide an opinion attesting to this widely accepted treatment. As such, the S-4 Registrants believe that an opinion of tax counsel is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(8) of Regulation S-K.

2.	Please note at all relevant points throughout the filing that the notes will be fully and unconditionally guaranteed by the guarantors.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised the disclosure throughout Amendment No. 1 to note at all relevant points that the Notes will be fully and unconditionally guaranteed by the guarantors.

Cover Page of the Registration Statement

3.	Please note that the Old Notes will be exchanged in increments of $1,000 with the minimum denomination being $2,000.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised the cover page to provide that the Old Notes will be exchanged in increments of $1,000 with the minimum denomination being $2,000.

Christian Windsor, Esq.

Securities and Exchange Commission

p. 3

Incorporation by Reference

4.	Please state the date by which security holders must request copies of filings in order to obtain timely delivery as required by Item 2 of Form S-4.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised page (i) to provide the date by which security holders must request copies of filings in order to obtain timely delivery.

Summary

5.	Please tell us whether any state or federal regulatory requirements must be met to complete the exchange offer as and consider disclosure called for by Item 3(i) of Form S-4 based upon your response.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised the disclosure in the “Summary of the Exchange Offers” (page 7) and the “Description of the Exchange Offers” (page 52) sections of Amendment No. 1 to indicate that, other than the federal securities laws, there are no federal or state regulatory requirements with which the S-4 Registrants must comply and there are no approvals that the S-4 Registrants must obtain in connection with the exchange offers.

Risk Factors, page 17 of the Registration Statement

6.	Please make conforming changes to your risk factors discussion in future exchange act reports as appropriate.

Response:

In response to the Staff’s comment, the Public Company will include in applicable future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including in the Public Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, conforming changes to its risk factors discussion to the extent required.

Our foreclosure proceedings in certain states have been delayed..., page 17 of the Registration Statement

7.	Revise this risk factor to note the total number of foreclosure proceedings for loans in your servicing portfolio that have been impacted by inquiries by the various state Attorney General Offices. Please revise either this risk factor, or the second risk factor on page 31 to address whether your California and Florida loans have been affected by these inquiries.

Christian Windsor, Esq.

Securities and Exchange Commission

p. 4

Response:

The loans in the Company’s servicing portfolio are not affected by the inquiries by the various state Attorney General Offices or the inquiries in California and Florida. In response to the Staff’s comment, the S-4 Registrants have revised this risk factor beginning on page 17 to reflect that the Company’s servicing portfolio is not affected by the inquiries by the various state Attorney General Offices or the inquiries in California and Florida.

The enforcement consent orders by, agreements with and settlements of..., page 18 of the Registration Statement

8.	Revise this section to specifically state the amount of unpaid principal balance of loans that you have subserviced from institutions subject to the consent orders.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised this risk factor beginning on page 18 to include the percentage of loans that the Company subservices and services, respectively, that are from institutions subject to the consent orders.

We may experience serious financial difficulties as some mortgage servicers..., page 20 of the Registration Statement

9.	This risk factor does not concisely express a risk associated with an investment in your securities, particularly your debt. Revise this section to clarify how each of the financial concerns, from market value of debt to repurchases, has impacted your financial condition currently and the potential impact. For instance, please discuss the extent to which you need to increase your loan servicing acquisitions in order to continue to generate free cash flow in order for you to be able to make interest payments on your debt and so therefore you must increase your share of mortgages in an environment wen originations have declined. Similarly, discuss the extent to which you have had to repurchase mortgages that had previously been sold. To the extent that you are describing multiple risks, they should each be addressed by a separate risk factor.

Response:

In response to the Staff’s comment, the S-4 Registrants have clarified the impact and potential impact of the financial concerns previously set forth in this risk factor on page 20 of the Registration Statement and have moved the discussion of each financial concern to an existing, separate risk factor in Amendment No. 1 that describes the same risk associated with such financial concern.

Christian Windsor, Esq.

Securities and Exchange Commission

p. 5

We service reverse mortgages, which subjects us to additional risks..., page 21 of the Registration Statement

10.	Revise this risk factor to discuss the total size of your reverse mortgage servicing position, and the extent to which you have had to fund advances on the portfolio and the impact of that upon your available liquidity.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised this risk factor beginning on page 20 to include the total size of the Company’s reverse mortgage servicing portfolio, both in absolute terms and as a percentage of the Company’s total servicing portfolio, and the amount outstanding under the Company’s reverse mortgage servicing advance facility and the total capacity of this facility.

Borrowers with adjustable rate mortgage loans..., page 21 of the Registration Statement

11.	Revise this risk factor to address the total amount of adjustable rate mortgages you service or hold. Also, note the extent to which your overall portfolio of adjustable rate mortgages would be able to increase over a one year period.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised this risk factor on page 21 to include the total amount of adjustable rate mortgages the Company services or holds and the extent to which the Company’s overall portfolio of adjustable rate mortgages would be able to increase over a one year period.

We principally service higher risk loans, which exposes us to...different risks, page 21 of the Registration Statement

12.	Each risk factor should discuss a single risk. Please revise the heading for this risk factor to clarify that as a result of your servicing of higher risk loans, your expenses and cash advance obligations may be higher than for conventional mortgage originators. To the extent that the two factors represent separate risks, consider providing a risk factor discussing each risk associated with your servicing higher risk loans.

Response:

In response to the Staff’s comment, the S-4 Registrants have limited the risk discussed in this risk factor on page 21 to the increased expenses associated with servicing higher risk loans, including the possibility of greater expense following further regulatory action, and revised the heading for this risk factor to indicate this narrowed focus. The S-4 Registrants have also moved the discussion of cash advance obligations and other implications of the

Christian Windsor, Esq.

Securities and Exchange Commission

p. 6

greater likelihood of default and delinquency among higher risk loans than conventional mortgage loans to the existing risk factor that more directly discusses the impact of delinquency rates. See “Risk Factors – A significant change in delinquencies for the loans we service or originate could adversely affect our business, financial condition and results of operations” on page 22.

We may be unable to obtain sufficient capital to meet the financing..., page 24 of the Registration Statement

13.	Revise this risk factor to identify the amount of financing you require from your warehouse funding agreements and the extent to which you are able to fund your current portfolio without access to the capital markets.

Consider expanding your discussion to address the extent to which you are dependent upon advance financing facilities in order to fund your servicing activities and your ability to continue these activities in the event that advance financing were to become unavailable.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised this risk factor beginning on page 24 to identify the extent to which the Company relies on its originations and servicing advance facilities and to disclose the alternatives available to it in the event that warehouse and servicing facilities are unavailable.

We may not be able to generate sufficient cash flow to meet our debt service..., page 36 of the Registration Statement

14.	Revise this section to quantify the risk for investors, including by reference to your current interest coverage and earnings to fixed charges. Also discuss the extent to which your cash flows are restricted as a result of your securitizing arrangements and the resulting impact upon cash available to make interest payments on the notes.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised this risk factor on page 36 to quantify the risk for investors, including by reference to the Company’s current interest coverage and earnings to fixed charges, and discussing the extent to which the Company’s cash flows are restricted as a result of its securitizing arrangements and the resulting impact upon cash available to make interest payments on the Notes.

Christian Windsor, Esq.

Securities and Exchange Commission

p. 7

Description of Exchange Offers

Letter of Transmittal, page 52 of the Registration Statement

15.	Please remove the language in this section and at all other points throughout the filing, requiring the holder to acknowledge that he/she has reviewed all of the terms of the exchange offer.

Response:

In response to the Staff’s comment, the S-4 Registrants have revised the disclosure to remove the language throughout the filing requiring the holder to acknowledge that he/she has reviewed all of the terms of the exchange offer.

Exhibits

Exhibit 5.2

16.	Please state that the notes will be fully and unconditionally guaranteed by the guarantors covered in the opinion.

Response:

In response to the Staff’s comment, the opinion has been revised to state that the Notes will be fully and unconditionally guaranteed by the guarantors covered in the opinion.

II. Nationstar Mortgage Holdings, Inc.

Form 10-K Filed for the Period Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations Servicing segment for the Years ended December 31, 2012 and 2011, page 41 of the Annual Report

17.	Please revise, in future filings, to disclose the assumptions relating to the mortgage prepayment speeds, delinquency rates, discount rates as well as all other assumptions utilized in determining the fair value of the mortgage serving rights (i.e. MSRs) in the periods presented. You should tell us and also address, in future filings, changes in the assumptions utilized between the periods presented. Further, tell us how often you utilize outside third parties to value the MSRs as well as how these results have compared to the internal valuations performed.

Response:

In response to the Staff’s comment, the Public Company will revise its disclosure in the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section in future filings, to the extent required, to disclose the assumptions relating to the mortgage prepayment speeds, delinquency rates, discount rates as well as all other assumptions utilized to determine the fair value of the mortgage servicing rights (“MSRs”) and changes to such assumptions in the periods presented, each as indicated by

Christian Windsor, Esq.

Securities and Exchange Commission

p. 8

the underlined language below. The Public Company obtains third-party valuations quarterly for the majority of its MSRs to assess the reasonableness of the fair value calculated by the cash flow model. The valuations conducted by third parties are consistent with the valuations conducted internally.

The following table provides information on the fair value of the Company’s owned forward MSR portfolio together with the most significant assumptions utilized in determining such fair value at the periods indicated (in thousands).

	December 31, 2012	December 31, 2011
MSR – Fair Value	$635,860	$251,050

Unpaid principal balance on forward loans serviced for others
Credit Sensitive loans	$114,629,399	$32,408,323

Interest Sensitive loans	$16,494,985	$11,844,831

Total	$131,124,384	$44,253,454

Nationstar used the following weighted average assumptions in estimating the fair value of MSRs for the dates indicated:

Credit Sensitive MSRs	December 31, 2012	December 31, 2011
Discount rate	18.11%	25.71%

Total prepayment speeds	22.42%	15.80%

Expected weighted-average life	4.12 years	5.15 years

Credit losses	24.68%	35.42%

Interest Rate Sensitive MSRs	December 31, 2012	December 31, 2011
Discount rate	10.62%	10.46%

Total prepayment speeds	17.08%	19.02%

Expected weighted-average life	5.19 years	5.04 years

Credit losses	11.09%	9.73%

18.	Please tell us and revise in future filings to disclose the assumptions utilized, and address any changes therein in the periods presented, in determining the fair value of the excess spread financing arrangements entered into with the related party.

Response:

In response to the Staff’s comment, the Public Company will revise its disclosure in the MD&A section in future filings, to the extent required, to disclose the assumptions used,

Christian Windsor, Esq.

Securities and Exchange Commission

p. 9

and address any changes in the periods presented, in determining the fair value of the excess spread financing arrangement entered into with affiliates of Fortress Investment Group LLC or other counterparties as indicated by the underlined language below.

The following table provides information on the fair value of the Company’s excess spread financing that is utilized to finance a portion of our MSRs for the periods indicated (dollars in thousands).

	December 31, 2012	December 31, 2011
Excess spread financing-fair value	$288,089	$44,595

Weighted average assumptions:
Mortgage prepayment speeds	14%	24%

Average life of mortgage loans	4.2 years	3.3 years

Discount rate	15%	16%

19.	Please tell us and revise in future filings to disclose the assumptions utilized and address any changes therein, in the periods presented, in determining the fair value of the reverse mortgage servicing rights acquired in fiscal 2012.

Response:

In response to the Staff’s comment, the Public Company will revise its disclosure in the MD&A section in future filings, to the extent required, the fair value of its reverse MSRs together with the most significant assumptions utilized in such determination. As disclosed in Note 7 to the Public Company’s 2012 financial statements included in the Annual Report, the Public Company utilizes the amortization method for this class of servicing rights and disclosed no impairment to the asset or liability in 2012. The most significant assumptions utilized in determining the fair value of the reverse MSRs were home price appreciation, which was assumed to be zero, and prepayment rate, for which a 5.88% twelve month constant prepayment rate was utilized. Because 2012 was the Public Company’s first year to own reverse MSRs, there have not yet been changes to these key assumptions.

Note 11. Derivative Financial Instruments, page 94 of the Annual Report

20.	We note the significant increase in the fair value of the interest rate lock commitments during fiscal 2012. Please provide us with additional information so that we may have a better understanding as to how fair value is determined in light of the interest rate risk, price risk and fallout risk associated with these types of financial instruments.

Response:

The Public Company’s fair value is an estimate for the value of a disposable loan at the Public Company’s best execution, which considers current market conditions and utilizes the Public Company’s historical pull through (close rate). For 2012, the fair value of the interest rate lock commitments was affected by the mix of loan products and the channels from which they were originated. Similarly, the Public Company’s growth was driven by higher margin products in the Public Company’s higher margin channels. As the Staff noted in Comment 20, the Public Company did experience a significant increase in the fair value of its interest rate lock commitments in 2012. Overall fair values of interest rate lock commitments during 2012 were up significantly for originators. The Public Company’s increase was driven by a number of factors, including the Public Company’s mortgage servicing portfolio that almost doubled over its 2011 ending portfolio which is a primary source of the Public Company’s mortgage origination business. Additionally, the increase is attributable to the continuing low interest rate environment and an increase in the Public Company’s targeted originations of its servicing portfolio and certain government programs such as HARP, which helped increase the Public Company’s originations and interest rate locks significantly.

Note 22 Restructuring Charges, page 118 of the Annual Report

21.	We note the level of accrued restructuring charges initially recorded in conjunction with the 2007 program has continued to increase in each of the periods disclosed. Please provide us with more specific information addressing the initial plan that was implemented and the reasons for the additional costs which continue to be incurred and utilized under the plan.

Response:

The adjustments to the restructuring liability for each of the periods included in “Note 22 – Restructuring Charges” in the Annual Report represents changes to the Public Company’s estimate of the cost that will ultimately be recognized on one lease that remains from the 2007 restructuring. The reason for the additional costs recognized under the plan is the Public Company’s change in the estimated loss on the lease, net of estimated recoveries from sublet of the property. In 2007, there was initially over nine years remaining on the lease when the restructuring took place. Given the relatively lengthy remaining lease term, and the Public Company’s assessment of the likelihood of a sublease during that term, the Public Company initially reserved approximately 50% of the remaining lease obligation. At December 31, 2012, just over three years remain on the lease term. Accordingly, the Public Company has adjusted its loss expectation such that as of December 31, 2012, approximately 90% of the remaining lease obligation is accrued. On a periodic basis and at least annually, the Public Company reassesses the liability related to this lease. The property remains unutilized and the Public Company will continue to assess the restructuring liability in 2013.

Christian Windsor, Esq.

Securities and Exchange Commission

p. 11

Item 11 Executive Compensation, page 140 of the Annual Report

22.	We note that you did not include proposals in your annual meeting proxy seeking shareholder approval for executive compensation or for shareholder approval of the frequency of the executive compensation votes, as contemplated by Rule 14(a)-21. Please provide us with your analysis as to how you concluded that you did not have to provide your shareholders with the opportunity to approve either of these matters in your proxy, or advise us as to how you plan to comply with Rule 14(a)-21 and Item 24 of Schedule 14A.

Response:

The Public Company completed its initial public offering in March 2012. Therefore, because the effective date of the initial public offering was after December 8, 2011, the Public Company was an “emerging growth company,” as defined in Section 3(a)(80) of the Exchange Act until September 19, 2012, when its wholly-owned subsidiaries, the Issuers, issued over $1 billion in non-convertible debt, causing the Public Company to no longer qualify as an emerging growth company. Because the Public Company was an emerging growth company for less than two years after the date of its initial public offering, under Section 14A(e) of the Exchange Act, as promulgated by Section 102 of the Jumpstart Our Business Startups Act, it is exempt from the requirement to include in the proxy statement for the 2013 annual meeting the stockholder advisory votes on certain executive compensation matters such as “say on pay” and “say on frequency”, as contemplated by Rule 14(a)-21 of the Exchange Act.

We hope that this response adequately addresses the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin, counsel to the Company, at (212) 225-2106.

[Signature Page Follows]

Christian Windsor, Esq.

Securities and Exchange Commission

p. 12

Sincerely,

NATIONSTAR MORTGAGE HOLDINGS INC.
NATIONSTAR MORTGAGE LLC

/s/ David C. Hisey
David C. Hisey
Chief Financial Officer

Enclosure

cc:	Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP
Joshua Samples, Securities and Exchange Commission